UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2024.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of
Darden Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Darden Savings Plan (the “Plan”) as of April 30, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets (Held at End of Year) as of April 30, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as the auditor of the Plan since 2022.

Orlando, Florida
October 17, 2024

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2024

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$1,029,572,767	$1,264,451	$1,030,837,218
Common stock of Darden Restaurants, Inc. – allocated	108,895,020	201,639,803	310,534,823
Total investments	1,138,467,787	202,904,254	1,341,372,041
Receivables:
Employer contributions	3,516,010	—	3,516,010
Accrued dividends and interest	937,257	1,730,787	2,668,044
Notes receivable from participants	30,841,700	—	30,841,700
Total receivables	35,294,967	1,730,787	37,025,754
Net assets available for benefits	$1,173,762,754	$204,635,041	$1,378,397,795

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2023

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Assets:
Investments:
Investments, at fair value	$835,421,512	$607,059	$836,028,571
Common stock of Darden Restaurants, Inc. – allocated	108,619,771	211,776,898	320,396,669
Total investments	944,041,283	212,383,957	1,156,425,240
Receivables:
Employer contributions	4,254,676	—	4,254,676
Accrued dividends and interest	864,246	1,693,433	2,557,679
Notes receivable from participants	26,174,977	—	26,174,977
Total receivables	31,293,899	1,693,433	32,987,332
Net assets available for benefits	$975,335,182	$214,077,390	$1,189,412,572
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2024

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$113,176,530	$1,645,757	$114,822,287
Dividends and interest	8,434,942	7,124,983	15,559,925
Net investment income	121,611,472	8,770,740	130,382,212
Notes receivable from participants:
Interest	1,614,318	—	1,614,318
Contributions:
Participants	77,505,084	—	77,505,084
Employer	54,830,808	—	54,830,808
Total contributions	132,335,892	—	132,335,892

Total additions	255,561,682	8,770,740	264,332,422
Deductions from net assets attributed to:
Benefits paid to participants	(110,554,052)	(16,385,609)	(126,939,661)
Administrative expenses	(1,446,472)	(48,818)	(1,495,290)
Transfers between funds	1,778,662	(1,778,662)	—
Total deductions	(110,221,862)	(18,213,089)	(128,434,951)

Net increase (decrease)	145,339,820	(9,442,349)	135,897,471
Asset Transfer for Ruth's Merger	53,087,752	—	53,087,752

Net assets available for benefits:
Beginning of year	975,335,182	214,077,390	1,189,412,572
End of year	$1,173,762,754	$204,635,041	$1,378,397,795
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2023

	Participant Directed Funds	Participant Directed ESOP Funds (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$20,992,223	$29,773,788	$50,766,011
Dividends and interest	10,161,308	6,912,825	17,074,133
Net investment income	31,153,531	36,686,613	67,840,144
Notes receivable from participants:
Interest	1,139,980	—	1,139,980
Contributions:
Participants	72,264,253	—	72,264,253
Employer	45,348,014	—	45,348,014
Total contributions	117,612,267	—	117,612,267

Total additions	149,905,778	36,686,613	186,592,391
Deductions from net assets attributed to:
Benefits paid to participants	(90,443,253)	(14,232,097)	(104,675,350)
Administrative expenses	(1,493,648)	(54,662)	(1,548,310)
Transfers between funds	2,116,538	(2,116,538)	—
Total deductions	(89,820,363)	(16,403,297)	(106,223,660)

Net increase	60,085,415	20,283,316	80,368,731
Net assets available for benefits:
Beginning of year	915,249,767	193,794,074	1,109,043,841
End of year	$975,335,182	$214,077,390	$1,189,412,572
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023

(1)Description of the Plan
The following description of the Darden Savings Plan (the Plan or DSP) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
Qualified Employees
Qualified employees in the Plan are salaried or hourly employees of Participating Employers who receive earnable compensation from the Participating Employer. A qualified employee does not include any individual who is a highly compensated employee as defined under the Internal Revenue Code.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company or Darden). The Plan was established as of June 1, 1973, but was amended and restated effective as of May 1, 2022, and has been subsequently amended. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $23,000 in 2024 and $22,500 in 2023. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $7,500, in 2024 and 2023.
Effective December 31, 2023, the Ruth’s Hospitality Group 401(k) Plan was merged into DSP. Effective January 1, 2024, active participants of the Ruth's Hospitality Group 401(k) Plan were generally eligible to continue participating in DSP so long as they satisfied the Plan’s definition of a “Qualified Employee.” Participants with a balance in the Ruth's 401(k) Plan merged into DSP at 100% vesting and immediately eligible for matching contributions. All salaried employees with a balance were also immediately eligible for DSP Retirement Plus Contributions. Additionally, the distribution provision of the previous plan was retained for balances that merged into DSP.
Employee Contributions
Qualified employees who are at least 18 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 75% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution, up to Internal Revenue Service (IRS) limits.
Employer Contributions
During the 2023 calendar year, the Plan was amended to lower match eligibility effective May 1, 2022 to age 18. There were also clarification provisions in the amendment which have no material impact to participant accounts. Generally, qualified employees who are at least age 18 and complete a year of service are eligible for Company Matching Contributions. Salaried qualified employees who are at least age 21 and complete a year of service are also generally eligible for a Retirement Plus Contribution (RPC).
Company Matching Contributions
For the calendar quarters ended June 30, 2023, September 30, 2023, December 31, 2023, and March 31, 2024, the Company made matching contributions of 100%, 100%, 120%, and 55%, respectively, of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. For the calendar quarter ended June 30, 2024, the Company made a matching contribution of 65% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Effective for calendar quarters beginning on or after April 1, 2020, the Company Matching Contribution is determined separately each calendar quarter at the Company's discretion and can range from a minimum of 0% to a maximum of 120% of an employee's contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are generally contributed to the Plan on a calendar quarter basis. For calendar quarters ending prior to April 1, 2020, Company Matching Contributions were funded through the Employee Stock Ownership Plan (ESOP) component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, the ESOP loan was repaid in full and Company Matching Contributions are made only through the non-ESOP component of the Plan. Current Company Matching Contributions are invested in accordance with participant investment elections through the non-ESOP portion of the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023
DSP Retirement Plus Contribution ("RPC")
Eligible employees need not make contributions to the Plan to be eligible to receive RPCs. Effective for calendar quarters beginning on or after April 1, 2020, the amount of the RPC may vary from quarter to quarter at the discretion of the Company and may equal 0% up to and including 1.5% of eligible compensation. During plan year 2024, the RPC equaled 1.5% of eligible compensation. Prior to calendar quarters beginning April 1, 2020, RPCs were funded through the ESOP component of the Plan, the non-ESOP component of the Plan, or a combination of both. Effective for calendar quarters beginning on and after April 1, 2020, RPCs are made only through the non-ESOP component of the Plan. Current RPCs are invested in accordance with participant investment elections through the non-ESOP portion of the Plan.
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
Distributions and In-Service Withdrawals
Active employees may take hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations as prescribed by the Plan.
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution, an eligible rollover to another qualified plan or to leave their account in the Plan. The Plan charges a quarterly fee of $8.75 to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death where full vesting may apply as prescribed by the Plan) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 7) using the proceeds of the ESOP loans. There is currently no ESOP loan outstanding as the Company fully repaid the outstanding loan balance in December 2019.
Dividends were also automatically reinvested in participants’ ESOP accounts unless a participant elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Principal Financial Group (Trustee) currently serves as trustee and recordkeeper of the Plan. Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.
Additionally, as of March 19, 2015, Newport Trust (formally known as Evercore Trust) was appointed as the independent fiduciary and investment manager for the Company Stock Fund held in the Plan. Newport Trust acts as a fiduciary within the meaning of Section 3(21) of ERISA and an investment manager within the meaning of Section 3(38) of ERISA.

(2)Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual-basis method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023
(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and supplemental schedule.
As of April 30, 2024 and 2023, 23% and 28% of the Plan’s investments are in the common stock of the Company, respectively. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $500 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding the participant’s ESOP and RPC accounts. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13-week average net take-home pay. Loan repayment terms generally may not exceed 5 years, unless the participant receives a principal residence loan, in which case the loan repayment term can be up to 15 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2024, interest rates ranged from 4.25% to 9.50% and loans mature through April 26, 2039.

(d)Use of Estimates
The preparation of financial statements, in accordance with GAAP, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
The Plan has not adopted any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the Financial Accounting Standards Board (FASB) or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in any order of priority to: (i) pay Plan expenses, to the extent not paid by the Company, (ii) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, (iii) correct an error made in allocating amounts to participants' accounts, (iv) be allocated to participants' accounts in the proportion that each participant's earnable compensation bears to the earnable compensation of all participants for the Plan year, or (v) fund contributions that the Company or a participating employer would otherwise make in accordance with the terms of the Plan or guidance prescribed by the IRS or another government agency, including corrective qualified nonelective contributions. During the 2024 and 2023 Plan years, $1,049,498 and $1,084,727, respectively, of forfeitures were used to pay administrative expenses of the Plan. Additionally, during the 2024 and 2023 Plan year, $1,338,853 and $1,816,021, respectively, in forfeitures were used to offset employer contributions. Forfeited funds were not used for any other reason during Plan years 2024 and 2023. Additionally, as of April 30, 2024 and 2023 forfeitures available for future use totaled $889,206 and $823,488, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023
(4)Choice of Investments
All contributions may be directed to 22 basic investment alternatives: Columbia Trust Stable High Quality Income Fund, Fidelity Managed Income Portfolio Fund, BlackRock Advantage Small Cap Core Fund, TS&W International Large Cap Equity M Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2070 Trust I Fund, Vanguard Target Retirement 2065 Trust I Fund, Vanguard Target Retirement 2060 Trust I Fund, Vanguard Target Retirement 2055 Trust I Fund, Vanguard Target Retirement 2050 Trust I Fund, Vanguard Target Retirement 2045 Trust I Fund, Vanguard Target Retirement 2040 Trust I Fund, Vanguard Target Retirement 2035 Trust I Fund, Vanguard Target Retirement 2030 Trust I Fund, Vanguard Target Retirement 2025 Trust I Fund, Vanguard Target Retirement 2020 Trust I Fund, Vanguard Institutional Target Retirement Income Trust I Fund, John Hancock Bond Trust Fund, Vanguard Total Bond Market Index Fund, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index Institutional Fund, and Darden Common Stock.

(5)Fair Value Measurement
FASB Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining the fair value of investments).
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Plan investments are recorded at fair value. Short-term investments are stated at cost, which approximates fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.
Some investments in common collective trusts are valued at net asset value using a Readily Determinable Fair Value (RDFV) based on the fair value of the underlying securities in which the account is invested. The RDFV is used if the fair value per share is determined and published and is the basis for current transactions. There are currently no redemption restrictions or unfunded commitments on these investments. Common collective trust investments that do have a RDFV are categorized as Level 2. Common collective trust investments that do not have a RDFV are recorded at net asset value as a practical expedient to fair value and are not leveled.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income, net realized and unrealized gains or losses, and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits and withdrawals are made at fair value determined as of the end of the business day of the transaction. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2024:

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023

	Fair value of assets at April 30, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$310,534,823	$310,534,823	$—	$—
Short-term investments	5,021,930	5,021,930	—	—
Mutual funds	288,050,800	288,050,800	—	—
Common collective trust - Vanguard Target Retirement Trust I Funds	654,881,233	—	654,881,233	—
Total	$1,258,488,786	$603,607,553	$654,881,233	$—
Investments recorded at Net Asset Value:
Common collective trusts - Other (1)	82,883,255	—	—	—
Total financial assets	$1,341,372,041	$603,607,553	$654,881,233	$—
 (1) In accordance with FASB ASC 820, Fair Value Measurement, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2023:

	Fair value of assets at April 30, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$320,396,669	$320,396,669	$—	$—
Short-term investments	4,317,818	4,317,818	—	—
Mutual funds	248,962,879	248,962,879	—	—
Common collective trust - Vanguard Target Retirement Trust I Funds	498,819,542	—	498,819,542	—
Total	$1,072,496,908	$573,677,366	$498,819,542	$—
Investments recorded at Net Asset Value:
Common collective trusts - Other (1)	83,928,332	—	—	—
Total financial assets	$1,156,425,240	$573,677,366	$498,819,542	$—
 (1) In accordance with FASB ASC 820, Fair Value Measurement, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

For the years ended April 30, 2024 and 2023, there were no investments classified as level 3 nor were there any transfers between levels 1, 2, or 3.

(6)Common Stock of Darden Restaurants, Inc.
At April 30, 2024 and 2023, the fair value of the shares held in the non-ESOP Fund participant directed accounts was $108,895,020 (709,830 shares) and $108,619,771 (714,933 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 19, 2024. This fund has short term investments within.

(7)ESOP Funds
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. The Company made its final ESOP loan repayments in December 2019. Prior to repayment, these ESOP loans were secured by pledges of the purchased Company stock. The ESOP Trustee held the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments were made, the ESOP Trustee released these shares. The Plan could use these released shares to fund Company Matching Contributions and RPCs, which were then allocated to eligible participants’ ESOP accounts.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023
After the final ESOP loan repayments, the same general rules continue to apply to the participants' ESOP accounts. Dividends are automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund. Shares used to fund Company contributions reduce the net assets of the ESOP fund and increase the net assets of the participant directed funds. These contributions were included as transfers between funds on the accompanying statements of changes in net assets available for benefits.
At April 30, 2024 and 2023, the Darden ESOP Fund consists of 1,314,385 and 1,393,911 shares, respectively, of Darden's common stock, all of which have been allocated to individual participant accounts. At April 30, 2024, the fair value of the shares was $201,639,803. At April 30, 2023, the fair value of the shares was $211,776,898.

(8)Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and a short-term investment managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. Such fees, for the years ended April 30, 2024 and 2023, were covered by plan forfeitures and fees paid by terminated participants.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Loan fees incurred and paid by Plan participants were $162,136 and $137,250 for the years ended April 30, 2024 and 2023, respectively. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $366,911 and $393,841 for the years ended April 30, 2024 and 2023, respectively.

(9)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500 as of April 30, 2024 and 2023:

	2024	2023
Net assets available for benefits per the accompanying financial statements	$1,378,397,795	$1,189,412,572
Notes receivable from participants – deemed distributions	(1,594,735)	(2,872,080)
Net assets available for benefits per Form 5500	$1,376,803,060	$1,186,540,492

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500 as of April 30, 2024 and 2023:

	2024	2023
Total deductions per the accompanying financial statements	$128,434,951	$106,223,660
Deemed distributed notes receivable from participants offset by total distributions	(1,277,345)	568,926
Total deductions per Form 5500	$127,157,606	$106,792,586

Amounts allocated to deemed distributions of notes receivable from participants are recorded, in accordance with the Plan Document, as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a participant is deemed distributed during the plan year for the Form 5500 under the provisions of the Code section 72(p) and the Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with U.S. generally accepted accounting principles, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2024 and 2023
(10)Tax Status
The Plan obtained a determination letter on June 23, 2017, in which the IRS stated that the Plan, as restated effective January 1, 2016, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2024 and 2023. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2024 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.

(11) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions, and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses.

(12) Subsequent Events
On July 17, 2024, the Company entered into an agreement to acquire all of the outstanding shares of Chuy’s Holdings, Inc. (“Chuy’s Holdings”), a Delaware corporation, for $37.50 per share in an all-cash transaction with an enterprise value of approximately $605 million. Chuy’s Holdings is the owner and operator of restaurants under the Chuy’s Fine Tex-Mex ® (“Chuy’s”) trademark. The acquisition was completed on October 11, 2024. There was no impact to the Plan's financial statements.
Management has evaluated subsequent events through the date that the financial statements were issued. Based on this evaluation, the Company has determined that no further subsequent events have occurred, other than the matter described above, which require disclosure through the date that these financial statements were issued.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2024

Issuer	Face amount or number of units	Current value
Darden Common Stock*	2,024,215	$310,534,823

Short-term Investments
AllSpring Government Money Market Fund*	5,021,930	5,021,930

Mutual funds
John Hancock Bond Trust Fund	125,060	$1,634,530
Vanguard Institutional Index Fund	409,460	169,799,060
BlackRock Advantage Small Cap Core Fund	2,523,327	41,811,529
Vanguard Total Bond Market Index Fund	2,300,806	21,374,485
Vanguard Extended Market Index I Fund	343,923	42,787,431
Vanguard Total International Stock Index Fund	84,147	10,643,765
Total	5,786,723	288,050,800

Common collective trust
Fidelity Managed Income Portfolio	2,019,977	$2,019,977
Columbia Trust Stable High Quality Income Fund	4,169,560	51,327,285
TS&W International Large Cap Equity M Fund	2,300,096	29,535,993
Vanguard Target Retirement 2070 Fund	127,486	2,809,792
Vanguard Target Retirement 2065 Fund	399,346	14,440,347
Vanguard Target Retirement 2060 Fund	680,945	40,019,109
Vanguard Target Retirement 2055 Fund	653,400	73,076,265
Vanguard Target Retirement 2050 Fund	1,104,587	101,301,654
Vanguard Target Retirement 2045 Fund	1,312,402	118,299,902
Vanguard Target Retirement 2040 Fund	954,116	82,941,339
Vanguard Target Retirement 2035 Fund	1,133,192	92,400,458
Vanguard Target Retirement 2030 Fund	691,952	53,377,189
Vanguard Target Retirement 2025 Fund	671,890	49,746,710
Vanguard Target Retirement 2020 Fund	225,744	15,901,439
Vanguard Institutional Target Retirement Income Fund	165,940	10,567,029
Total	16,610,633	737,764,488

Notes receivable from Participants outstanding – interest rates ranging from 4.25% – 9.50% with varying maturities*	5,710	30,841,700
Total		$1,372,213,741

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of WithumSmith + Brown, P.C., Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 17, 2024	By:	/s/ Pam Price
Pam Price, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.